SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarification on recent news

Rio de Janeiro, February 5, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, wishes to clarify a report in the newspaper Valor Econômico entitled “Petrobras envisages the issue of up to R$ 45 billion in shares up to 2013”, as well as other newspaper reports on a new international bond issue.

During the course of the preparation of the Business Plan 2009-2013, different scenarios of price, investments and funding were studied. Among the funding alternatives, there were simulations which included the possibility of a share issue. However, the Business Plan approved on January 23 2009 by Petrobras’ Board of Directors and widely announced, envisages no such share issue.

As to reports that Petrobras has issued bonds in the international market, the Company informs that its wholly owned subsidiary Petrobras International Finance Company (PIFCo) concluded yesterday (February 4 2009) the pricing process for U.S.$ 1,5 billion of Senior Unsecured Global Notes due March 15, 2019, in the international capital market, under the following terms:

  Coupon: 7.875% a.a.
  Yield to Maturity: 8.125%
  Maturity: March 15, 2019
  Ratings: Baa1 Stable (Moody’s); BBB- Stable (S&P); BBB- Stable (Fitch)
  Joint Bookrunners: HSBC, JP Morgan & Santander
  Co-Manager: Citi & Banco do Brasil

After the closing of the deal, due to February 11, Petrobras will complement the information regarding the bond issue. This operation was the first one coordinated by the institutions which guaranteed to Petrobras a 2 years bridge loan funding until the company could better access the capital markets, via long term bond issues, as announced during the release of the Business Plan 2009-2013.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 05, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.